UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 1, 2017

First Bancorp

(Exact Name of Registrant as Specified in its Charter)

North Carolina	0-15572	56-1421916
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer
Incorporation)		Identification Number)

300 SW Broad Street,
Southern Pines, NC 28387	28387
(Address of Principal Executive Offices)	(Zip Code)

(910) 246-2500

(Registrant’s telephone number, including area code)

Not applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 1, 2017, First Bancorp, the holding company for First Bank, Southern Pines, North Carolina, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with ASB Bancorp, Inc. (“ASBB”), the holding company for Asheville Savings Bank, S.S.B., Asheville, North Carolina (“AS Bank”). Under the Merger Agreement, ASBB will merge with and into First Bancorp (the “Merger”) and AS Bank will merge with and into First Bank.

The aggregate merger consideration has a total current value of approximately $175 million, or $43.12 per share, based on First Bancorp’s closing share price on April 28, 2017.

Subject to the terms and conditions of the Agreement, ASBB’s shareholders will have the right to receive 1.44 shares of First Bancorp common stock or $41.90 in cash, or a combination thereof, for each share of ASBB common stock. The total merger consideration will be prorated as necessary to ensure that 10% of the total outstanding shares of ASBB common stock will be exchanged for cash, and 90% of the total outstanding shares of ASBB common stock will be exchanged for shares of First Bancorp common stock, provided that the number of shares of First Bancorp common stock to be issued will not exceed 19.9% of the number of shares of First Bancorp common stock issued and outstanding immediately before the effective time of the Merger, and to the extent the total number of shares of First Bancorp common stock would exceed 19.9% the proration of the total merger consideration described above will be appropriately adjusted. Additionally, at closing each outstanding and unexercised option to acquire shares of ASBB common stock, whether or not previously vested, will be cancelled in exchange for a cash payment of $41.90 minus the exercise price for each ASBB share subject to such stock option.

The Merger Agreement has been unanimously approved by the boards of directors of each of First Bancorp and ASBB. The closing of the Merger is subject to the approval of ASBB’s shareholders, requisite regulatory approvals, the effectiveness of a registration statement to be filed by First Bancorp with respect to the shares of First Bancorp common stock to be issued in the Merger, and other customary closing conditions. The parties anticipate closing the Merger during the fourth quarter of 2017.

The Merger Agreement also provides that following the closing of the Merger, First Bancorp will appoint Suzanne S. DeFerie, ASBB’s current Chief Executive Officer and President, and one additional representative of ASBB’s board of directors to the board of directors of First Bancorp and First Bank.

In connection with entering into the Merger Agreement, each of the directors and executive officers of ASBB has entered into a voting and support agreement (collectively, the “Support Agreements”). The Support Agreements generally require that each ASBB director and executive officer votes all of his or her shares of ASBB common stock in favor of the Merger and against alternative transactions, and generally prohibits the solicitation of an alternative transaction or the transfer of such shareholder’s shares of ASBB common stock prior to the consummation of the Merger. The Support Agreements will terminate upon the earliest of the consummation of the Merger, in the event the ASBB board of directors fails to recommend approval of the Merger Agreement to its shareholders, or upon the termination of the Merger Agreement in accordance with its terms.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties; (ii) by either party in the event of a breach by the other party of any representation, warranty, covenant, or other agreement contained in the Merger Agreement which has not been cured within 30 days and where such breach is reasonably likely to permit such party to refuse to consummate the Merger; (iii) by either party in the event that any consent of any required regulatory authority is denied by final action or any law or order prohibiting the Merger becomes final and nonappealable; (iv) by either party if the required ASBB shareholder approval is not obtained; (v) by either party in the event that the Merger is not consummated by December 31, 2017; (vi) by First Bancorp in the event that the ASBB board of directors fails to recommend approval of the Merger Agreement to its shareholders; or (vii) by ASBB, prior to ASBB shareholder approval, in order to enter into a superior proposal. Upon termination of the Merger Agreement, under certain circumstances ASBB may be required to pay First Bancorp a termination fee of $6.8 million.

The foregoing description of the Merger Agreement and the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Support Agreements, which are attached hereto as Exhibit 2.1 and are incorporated herein by reference.  The related joint press release and investor presentation are filed as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and are incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure memoranda made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.  In addition, such representations and warranties (i) will not survive consummation of the Merger, unless otherwise specified therein, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding First Bancorp or ASBB, their respective affiliates or their respective businesses.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Bancorp, ASBB, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of ASBB and a prospectus of First Bancorp, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of First Bancorp and ASBB make with the Securities and Exchange Commission (“SEC”).

Item 8.01	Other Events.

Also on May 1, 2017, First Bancorp and ASBB issued a joint press release announcing the execution of the Merger Agreement and First Bancorp released an investor presentation further describing the proposed transaction. Copies of the joint press release and investor presentation are attached hereto as Exhibits 99.1 and 99.2.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated May 1, 2017, by and between First Bancorp and ASB Bancorp, Inc.

99.1	Joint Press Release dated May 1, 2017, announcing the Merger Agreement.

99.2	Investor Presentation dated May 1, 2017.

FORWARD-LOOKING STATEMENTS

This Current Report contains certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving First Bancorp’s and ASBB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the combination of First Bancorp and ASBB, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statements. We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in First Bancorp’s and ASBB’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by ASBB’s shareholders, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating the First Bancorp and ASBB businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Board of Governors of the Federal Reserve and legislative and regulatory actions and reforms.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving First Bancorp and ASBB. This material is not a solicitation of any vote or approval of ASBB’s shareholders and is not a substitute for the proxy statement/prospectus or any other documents which First Bancorp and ASBB may send in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, First Bancorp intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of ASBB and a prospectus of First Bancorp, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of First Bancorp’s and ASBB’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The proxy statement/prospectus will be mailed to ASBB’s shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF ASBB ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about First Bancorp and ASBB at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by First Bancorp on its website at http://www.localfirstbank.com and by ASBB on its website at www.ashevillesavingsbank.com

First Bancorp, ASBB and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of ASBB’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of First Bancorp and their ownership of First Bancorp common stock is set forth in the proxy statement for First Bancorp’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 27, 2017. Information about the directors and executive officers of ASBB and their ownership of ASBB common stock is set forth in the proxy statement for ASBB’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 5, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST BANCORP

By:	/s/ Richard H. Moore
Richard H. Moore
Chief Executive Officer

Date: May 1, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated May 1, 2017, by and between First Bancorp and ASB Bancorp, Inc.

99.1	Joint Press Release dated May 1, 2017 announcing the Merger Agreement.

99.2	Investor Presentation dated May 1, 2017.